

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2010

Stephen J. Browand
Chief Executive Officer
BioNeutral Group, Inc.
211 Warren Street
Newark, NJ 07103

Re: **BioNeutral Group, Inc.**
Item 4.01 Form 8-K
Filed June 10, 2010
File No. 333-149235

Dear Mr. Browand:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief